Exhibit 99.103

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Digihost Technology Inc. (formerly HashChain Technology Inc.)

18 King Street East, Suite 902

Toronto, ON M5C 1C4

Item 2	Date of Material Change

April 29, 2021

Item 3	News Release

The press release attached as Schedule “A” was released on April 29, 2021.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquires in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michelamar@me.com

Item 9	Date of Report

April 29, 2021

SCHEDULE “A”

DIGIHOST ANNOUNCES APPOINTMENT OF NEW CHIEF FINANCIAL OFFICER

Toronto, ON – April 29, 2021 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTCQB: HSSHF) is pleased to announce that it has appointed Paul Ciullo as the new Chief Financial Officer (“CFO”), effective April 29, 2021. Mr. Ciullo will be based out of New York and will oversee all accounting and finance functions, while providing strategic recommendations that ensure all financial solutions support the Company’s evolving growth strategy and vision.

Mr. Ciullo has a diverse professional background and specialized in financial reporting and project management during his time spent working in senior corporate finance and accounting positions for various Fortune 500 companies. Mr. Ciullo is a CPA who obtained a Bachelor’s of Science in Accounting from the State University of New York College at Geneseo and an MBA from Pennsylvania State University.

Michel Amar, CEO of the Company, stated: “We are thrilled to welcome Paul to the Digihost senior management team. The addition of Paul as CFO and his depth of corporate and capital markets experience will contribute greatly to the Company’s plans for growth and to the Company as a whole.”

Mr. Ciullo will replace Ms. Cindy Davis as CFO of the Company. Mr. Amar and the Board would like to thank Ms. Davis for her continuous hard work and endless contributions to Digihost over the past two years.

About Digihost Technology Inc.

Digihost Technology Inc. is a growth-oriented blockchain technology company primarily focused on Bitcoin mining. The Company's mining facilities are located in Upstate New York, and are equipped with 78.7 MW of low-cost power with the option to expand to 102MW. The Company is currently hashing at a rate of 190PH with potential to expand to a rate of 3EH upon the completion of the previously announced acquisition of a 60MW power plant.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. “Forward-looking information” in this news release includes information about potential further improvements to profitability and efficiency across mining operations including as a result of acquisitions of equipment and infrastructure, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: the ability to obtain regulatory approval for and complete acquisitions of equipment and infrastructure on the terms as announced or at all; the ability to successfully integrate the acquisitions of equipment and infrastructure on an economic basis or at all; continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

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